Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258643

Prospectus

Aterian, Inc.

2,722,075 Shares of Common Stock

This prospectus relates to the resale by the investors listed in the section of this prospectus entitled “Selling Stockholders” (the “Selling Stockholders”) of up to 2,722,075 shares (the “Shares”) of our common stock, par value $0.0001 per share (“Common Stock”).  The Shares consist of: (i) 2,666,667 shares of Common Stock (the “SPA Shares”) issued pursuant to that certain Securities Purchase Agreement, dated June 10, 2021, by and among us and the accredited investors identified on the signature pages thereto (the "Securities Purchase Agreement"); (ii) 44,217 shares of Common Stock (the “Referral Shares”) issued pursuant to that certain Common Stock Purchase Agreement, dated as of July 15, 2021, by and between us and Nadav Zohar (the “Referral SPA”); and (iii) 11,191 shares of Common Stock (the “Contractor Shares”) issued pursuant to that Common Stock Purchase Agreement, dated as of August 6, 2021, by and between us and Andrew Blecher (the “Contractor SPA”).

We are registering the resale of the SPA Shares as required by the Securities Purchase Agreement. We are registering the resale of the Referral Shares pursuant to the terms of the Referral SPA. We are registering the resale of the Referral Shares pursuant to the terms of the Contractor SPA.

Our registration of the Shares covered by this prospectus does not mean that the Selling Stockholders will offer or sell any of the Shares.  The Selling Stockholders may sell the Shares covered by this prospectus in a number of different ways and at varying prices.  For additional information on the possible methods of sale that may be used by the Selling Stockholders, you should refer to the section of this prospectus entitled “Plan of Distribution” beginning on page 19 of this prospectus.  We will not receive any of the proceeds from the Shares sold by the Selling Stockholders.

No underwriter or other person has been engaged to facilitate the sale of the Shares in this offering.  The Selling Stockholders may, individually but not severally, be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), of the Shares that they are offering pursuant to this prospectus.  We will bear all costs, expenses and fees in connection with the registration of the Shares.  The Selling Stockholders will bear all commissions and discounts, if any, attributable to their respective sales of the Shares.

Our common stock is listed on the Nasdaq Capital Market under the symbol “ATER”.  On August 17, 2021, the last reported sales price per share of our common stock was $3.63. Our Common Stock has recently experienced price volatility. For example, from January 4, 2021 to August 17, 2021, sales of our Common Stock were effected at prices as low as $3.41 and as high as $48.99. The high sales price of $48.99 occurred on February 17, 2021, on which day the last reported sales price for our Common Stock was $47.66. We have not experienced any material changes in our financial condition or results of operations that explain such price volatility other than as disclosed in the section of this prospectus entitled “Prospectus Summary—Recent Developments”. The trading price of our Common Stock has been, and may continue to be, subject to wide price fluctuations in response to various factors, many of which are beyond our control, including those described under the heading “Risk Factors” beginning on page 10 of this prospectus.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings with the Securities and Exchange Commission (the “SEC”).

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required.  You should read this prospectus, together with additional information described under the headings “Incorporation of Certain Information by Reference” and “Where You Can Find More Information”, and any amendments or supplements carefully before you invest in any of our securities.

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Investing in our common stock involves substantial risk.  You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

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The date of this prospectus is August 18, 2021.

About this Prospectus

You should rely only on the information we have provided in this prospectus, any applicable prospectus supplement and any related free writing prospectus.  We have not authorized anyone to provide you with information different from that contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus.  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus.  You must not rely on any unauthorized information or representation.  This prospectus is an offer to sell only the Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  You should assume that the information in this prospectus, any applicable prospectus supplement or any related free writing prospectus is accurate only as of the date on the front of the document, regardless of the time of delivery of this prospectus or any sale of a security.

The Selling Stockholders are offering the Shares only in jurisdictions where such issuances are permitted.  The distribution of this prospectus and the issuance of the Shares in certain jurisdictions may be restricted by law.  Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the issuance of the Shares and the distribution of this prospectus outside the United States.  This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, the Shares offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This prospectus is part of a registration statement that we filed with the SEC, under which the Selling Stockholders may offer from time to time up to an aggregate of 2,722,075 shares of our Common Stock in one or more offerings.  If required, each time a Selling Stockholder offers shares of our Common Stock, in addition to this prospectus, we will provide you with a prospectus supplement that will contain specific information about the terms of that offering.  We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to that offering.  We may also use a prospectus supplement and any related free writing prospectus to add, update or change any of the information contained in this prospectus.  This prospectus, together with any applicable prospectus supplements and any related free writing prospectuses, includes all material information relating to this offering.  To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in a prospectus supplement.  Please carefully read both this prospectus and any prospectus supplement.

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Disclosure Regarding Forward-Looking Statements

This prospectus and the documents incorporated by reference in this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which statements involve substantial risks and uncertainties.  These forward-looking statements are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.  Forward-looking statements generally relate to future events or our future financial or operating performance.  In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions.  Forward-looking statements contained in this prospectus and the documents incorporated by reference in this prospectus include, but are not limited to, statements about:

•	the potential impact of the COVID-19 global pandemic on our business, revenue and financial condition, including our supply chain and our operations;
•	our expectation that consumer spending will continue to shift online and that such shift will continue even after the COVID-19 global pandemic ends;
•	our future financial performance, including our revenue, costs of goods sold and operating expenses;
•	our ability to achieve, sustain and grow profitability;
•	the sufficiency of our cash to meet our liquidity and operational needs and to execute our growth strategies, including potential acquisitions;
•	our ability to maintain the security and availability of our technology platform, including our AIMEE (Artificial Intelligence Marketplace e-Commerce Engine) software platform;
•	our ability to successfully launch new products, including our ability to successfully manage supply chain risks;
•	our ability to identify, complete and integrate merger and acquisition transactions;
•	our ability to successfully execute and grow net revenue and profitability from sales of personal protective equipment;
•	our predictions about industry and market trends;
•	our ability to successfully expand internationally;
•	our ability to effectively manage our growth and future expenses;
•	our estimated total addressable market, including for potential acquisitions;
•	our ability to maintain, protect and enhance our intellectual property, including our AIMEE software platform;
•	our ability to comply with modified or new laws and regulations applying to our business;
•	our ability to attract and retain key personnel;
•	our ability to continue as a going concern;

•	our ability to successfully defend litigation brought against us or to pursue litigation; and
•	the increased expenses and obligations associated with being a public company.

We caution you that the foregoing list may not contain all the forward-looking statements made in this prospectus or in the documents incorporated by reference in this prospectus.

We have based the forward-looking statements contained in this prospectus and in the documents incorporated by reference in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects.  The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors that could cause actual results and experience to differ from those projected, including, but not limited to, the risk factors set forth in Part I – Item 1A, “Risk Factors”, in our Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on March 16, 2021, and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, as filed with the SEC on August 9, 2021, as updated by our subsequent annual, quarterly and other reports and documents that are incorporated by reference into this prospectus, and elsewhere in the documents incorporated by reference into this prospectus.  Moreover, we operate in a highly competitive and challenging environment.  New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus and in the documents incorporated by reference in this prospectus.  We cannot assure you that the results, events and circumstances reflected, or that the plans, intentions or expectations disclosed, in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those expressed or implied by the forward-looking statements.

The forward-looking statements made in this prospectus and in the documents incorporated by reference in this prospectus relate only to events as of the date on which the statements are made.  We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law.  We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements.  Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, other strategic transactions or investments we may make or enter into.

Industry and Market Data

This prospectus and the information incorporated by reference herein contains statistical data, estimates and forecasts that are based on various sources, including independent industry publications or other publicly available information, as well as other information based on our internal sources.  This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates.  The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors,” that could cause results to differ materially from those expressed in these publications and reports.

Certain information in this prospectus and the information incorporated by reference herein is derived from independent industry publications and publicly available reports.  We believe the data contained in these reports to be reliable as of the date of this prospectus, but there can be no assurance as to the accuracy or completeness of such information.  We have not independently verified the market and industry data obtained from these third-party sources.  Our internal data and estimates are based upon information obtained from trade and business organizations, other contacts in the markets in which we operate and our management’s understanding of industry conditions.  Though we believe this information to be true and accurate, such information has not been verified by any independent sources.

Trademarks, Service Marks and Trade Names

We own the trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate names, logos and website names.  This prospectus and the information incorporated by reference herein may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners.  Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the TM, SM, © and ® symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors, if any, to these trademarks, service marks, trade names and copyrights.

Prospectus Summary

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus or incorporated by reference in this prospectus. Because it is only a summary, it does not contain all of the information you should consider before investing in our Common Stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information included elsewhere in this prospectus. Before you decide whether to purchase shares of our Common Stock, you should read this entire prospectus carefully, including the sections of this prospectus entitled “Risk Factors” and similar headings in the other documents that are incorporated by reference in this prospectus. You should also carefully read the information incorporated by reference into this prospectus, including our financial statements, and the exhibits to the registration statement of which this prospectus is a part. Unless the context otherwise requires, the terms “Aterian,” the “Company,” “we,” “us” and “our” in this prospectus refer to Aterian, Inc. and our consolidated subsidiaries, including Aterian Group, Inc., and “this offering” refers to the offering contemplated in this prospectus.

Our Company

We are a technology-enabled consumer products platform that builds, acquires and partners with e-commerce brands. We were founded on the premise that if a company selling consumer packaged goods was founded today, it would apply AI and machine learning, the synthesis of massive quantities of data and the use of social proof to validate high caliber product offerings as opposed to over-reliance on brand value and other traditional marketing tactics. Today, we predominantly operate through online retail channels such as Amazon.com and Walmart, Inc.

We have launched and sold hundreds of SKUs on e-commerce platforms. Through the success of a number of those products we have incubated our own brands. We also have purchased brands and products when we believe it is more advantageous.  Today, we own and operate fourteen brands which sell products in multiple categories, including home and kitchen appliances, kitchenware, heating, cooling and air quality appliances (dehumidifiers, humidifiers and air conditioners), health and beauty products and essential oils. Our fourteen brands include, hOmeLabs; Vremi, Xtava; RIF6; Aussie Health; Holonix; Truweo; Mueller; Pursteam; Pohl and Schmitt; Spiralizer; Healing Solutions; Squatty Potty; and Photo Paper Direct.

We believe we are reinventing how to rapidly and successfully identify new product and market opportunities, and to launch, autonomously market and sell products in the rapidly growing global e-commerce market by leveraging our proprietary software technology platform, known as AIMEE. AIMEE combines large quantities of data, AI, machine learning and other automation algorithms, at scale, to allow rapid opportunity identification and automated online sales and marketing of consumer products.

AIMEE sources data from various e-commerce platforms, the internet and publicly available data, allowing us to estimate and determine trends, performance and consumer sentiment on products and searches within e-commerce platforms. This functionality allows us to help determine which products to market, manufacture through contract manufacturers, import and sell on e-commerce marketplaces. AIMEE is also connected, through application program interfaces, to multiple e-commerce platforms. This allows us to automate the purchase of marketing, automate various parts of our fulfillment and logistics operations and to automate pricing changes on product listings. We generate revenue primarily through the online sales of our various digital native consumer products and substantially all of our sales are made through the Amazon U.S. marketplace.

For a complete description of our business, financial condition, results of operations and other important information, we refer you to our filings with the SEC that are incorporated by reference in this prospectus, including our Annual Report on Form 10-K for the year ended December 31, 2020. For instructions on how to find copies of these documents, see the section of this prospectus entitled “Where You Can Find More Information.”

See the section entitled “Risk Factors” in this prospectus for a discussion of some of the risks related to the execution of our business strategy.

Emerging Growth Company Status

We qualify as an “emerging growth company,” as that term is defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

•	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, as amended;
•	permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies;
•	reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and
•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved

Under the JOBS Act, we will remain an emerging growth company until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1.07 billion or more;
•	the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering, or December 31, 2024;
•	the date on which we have issued, during the previous three-year period, more than $1.0 billion in non-convertible debt securities; and
•

the date on which we are deemed to be a “large accelerated filer” under the Exchange Act (i.e., the first day of the fiscal year after we have (1) more than $700.0 million in outstanding common equity held by our non-affiliates, measured each year on the last day of our second fiscal quarter, (2) been public for at least 12 months, and (3) are not eligible to be deemed a “smaller reporting company” because we do not meet the revenue test of the definition of “smaller reporting company”, which includes an initial determination that our annual revenues are more than $100.0 million for the most recently completed fiscal year).

We have elected to take advantage of certain of the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings with the SEC. As a result, the information that we provide to our stockholders may be different than the information you receive from other public reporting companies.

Recent Developments

Sources of Liquidity and Going Concern

We have been affected by the impact of the COVID-19 pandemic and related global shipping crisis.  Together, these have led to substantial increases in the costs of shipping containers, which we rely on to import our goods. This has reduced the reliability and timely delivery of such shipping containers and has substantially increased our international inbound costs as well as last-mile shipping costs on our oversized goods. These cost increases have been particularly substantial for oversized goods, which are a material part of our business.  The increased cost of the shipping containers has negatively impacted us in the three months ended June 30, 2021, and we currently believe it will continue to negatively impact us for at least the next six to nine months.  The reduced reliability and delivery of such shipping containers is forcing us to spend more on premium shipping to ensure space on board of the vessels, if at all, and the lack of reliability and timely delivery has further down supply chain impacts as it takes

longer for containers to be offloaded and returned.   Further, this global shipping crisis is forcing us to increase our inventory on-hand, which negatively impacts our working capital.

Third party last-mile shipping partners, such as UPS and Fedex, continue to increase the cost of delivering goods to the end consumers as their delivery networks continue to be impacted by the COVID-19 pandemic.  In addition, we may also be adversely impacted by rising costs of the commodity raw materials used to produce our products.

The COVID-19 global pandemic continues to bring uncertainty to consumer demand as price increases related to raw materials, the importing of goods, including tariffs, and the cost of delivering goods to consumers has led to inflation across the United States. Coupled with the recent reopening of the majority of the country, we have noticed changes in consumer buying habits, which may have reduced demand for our products. See COVID-19 disclosure below.

As such, these impacts led us to breach our Adjusted EBITDA covenant for the three months ended June 30, 2021 with our lender, High Trail Investments SA LLC (“High Trail SA”) and High Trail Investments ON LLC (“High Trail ON” and, together with High Trail SA, “High Trail”). As of the date of this prospectus, we have secured a waiver from High Trail, which will be effective upon us making certain cash payments to High Trail on August 9, 2021 and issuing shares of our common stock to High Trail by no later than August 11, 2021.  For additional information, please see “—High Trail Letter Agreements and Omnibus Amendment” below.

Further, due to these crises, we have reduced our forecast for the next twelve months.  We have been taking, and plan to continue to take, various actions to help improve our financial forecasts and allow us to navigate through these crises. Our actions include, but are not limited to, obtaining new third party vendors for shipping containers, renegotiating rates with third party last-mile providers, postponing or cancelling some or all of our product launches and reducing of fixed costs. As there can be no assurance that these actions along with our operating forecast for the twelve months following the issuance of the accompanying consolidated financial statements, will be attained such that we will be able to maintain compliance with our Adjusted EBITDA covenant and liquidity covenants due to the timing of working capital as part of the waiver with our lender, these negative financial conditions raise substantial doubt about our ability to continue as a going concern.

We are in active conversations with our lenders.  Management plans to continue to closely monitor our operating forecast and may pursue additional sources of financing and/or capital to fund our operations or to continue our merger and acquisition strategy.  If we are unable to improve our operating results, secure waivers from our lenders, and/or obtain additional sources of financing and capital on acceptable terms (if at all) for our merger and acquisition strategy, we may have to make significant changes to our operating plan, such as delay expenditures, reduce investments in new products, delay the development of our software, reduce our sale and distribution infrastructure, or otherwise significantly reduce the scope of our business.

COVID-19 Pandemic

The full impact of the COVID-19 pandemic, including the impact associated with preventative and precautionary measures that we, other businesses and governments are taking, continue to evolve as of the date of this prospectus. During the first half of 2021, we experienced negative impacts to our margins related to increased international freight demands, lack of shipping containers and general international freight congestion due to the continued increased demand of goods being sold on ecommerce marketplaces. We have experienced, and expect to continue to experience, an increase in last-mile shipping costs as shipping providers’ delivery networks continue to be stressed due to increased demand from the increase of goods sold on ecommerce marketplaces.  The COVID-19 pandemic continues to bring uncertainty to consumer demand as price increases related to raw materials, the importing of goods, including tariffs, and the cost of delivering goods to consumers has led to inflation across the United States. Coupled with the recent reopening of the majority of the country, we have noticed changes in consumer buying habits that may have reduced demand for our products. We continue to consider the impact of COVID-19 based on the assumptions and estimates used when preparing these consolidated financial statements, including inventory valuation, and the impairment of long-lived assets. These assumptions and estimates may change as the current situation evolves or new events occur, and additional information is obtained. If the economic conditions caused by

COVID-19 worsen beyond what is currently estimated by management, such future changes may have an adverse impact on our results of operations, financial position, and liquidity.

High Trail Letter Agreements and Omnibus Amendment

On August 9, 2021, pursuant to those certain Letter Agreements (collectively, the “Letter Agreements”) entered into between us and High Trail with respect to each of the senior secured promissory notes due 2024 in an aggregate principal amount of $110.0 million that we issued to High Trail on April 8, 2021 (collectively, the “Notes”), High Trail notified us that High Trail declared an event of default under the Notes as a result of our Adjusted EBITDA (as defined in the Notes) not being equal to at least $12 million for the 12 month period ended June 30, 2021 and further notified us that High Trail immediately accelerated a total of $18.7 million of the principal amount of the Notes, requiring us to immediately pay $21.8 million (such amount equal to 115% of the principal amount that was accelerated, as required under the terms of the Notes, plus $0.3 million of accrued but unpaid interest on the principal amount that was accelerated) (the “Current Event of Default Acceleration Amount”).

Pursuant to the Letter Agreements, we agreed, among other things, to pay the Current Event of Default Acceleration Amount in cash by August 9, 2021 and that any portion not paid in cash would be paid in shares of our common stock under the terms of the Notes, with the number of shares issuable equal to the unpaid Current Event of Default Acceleration Amount divided by 80% of the lesser of (i) the Daily VWAP (as defined in the Notes) on August 9, 2021 and (ii) the average of the lowest two (2) Daily VWAPs during the ten (10) day VWAP trading period ending on August 9, 2021.

Pursuant to the Letter Agreements, High Trail waived the events of default relating to our failure to satisfy the Adjusted EBITDA covenant under the Notes, effective upon the payment in cash of $10.1 million of the Current Event of Default Acceleration Amount and the issuance of the shares of our common stock for the remaining $11.7 million of the Current Event of Default Acceleration Amount. We are paying High Trail an aggregate of $10.1 million in cash on August 9, 2021 and will, in accordance with the Notes and the Letter Agreements, pay the remaining $11.7 million of the Current Event of Default Acceleration Amount by issuing shares of common stock (with the number of shares calculated as described above) by August 11, 2021.

In connection with the Letter Agreements, on August 9, 2021, we also entered into an Omnibus Amendment to Senior Secured Notes Due 2024 and Warrants to Purchase Common Stock with High Trail (the “Omnibus Amendment”), whereby: (i) we agreed to increase the minimum cash threshold covenant in the Notes from $15.0 million to $30.0 million through October 31, 2021; (ii) we agreed to add a liquidity covenant to the Notes whereby we must have liquidity, on each day through October 31, 2021, calculated as (A) inventory, net, plus (B) accounts receivable, net (each determined in accordance with GAAP) in an aggregate minimum amount equal to $65.0 million less (C) any amount of cash and cash equivalents in excess of $30.0 million; (iii) the definition of “Permitted Investment” in the Notes was modified such that the consent of High Trail is now required for certain merger and acquisition activity; (iv) we agreed that the exercise prices of the following warrants to purchase shares of our common stock previously issued to High Trail will be modified to be equal to the lesser of: (X) the closing price of our common stock on August 9, 2021 or (Y) the VWAP of our common stock on August 9, 2021: (1) that certain warrant to purchase an aggregate of 750,000 shares of our common stock with an exercise price of $33.56 issued on February 2, 2021; (2) that certain warrant to purchase an aggregate of 469,931 shares of our common stock an exercise price of $25.10 issued on February 9, 2021; and (3) those certain warrants to purchase an aggregate of 2,259,166 shares of our common stock with an exercise price of $31.74 issued on April 8, 2021; (v) High Trail agreed that it will not exercise the warrants prior to the day that is 60 days after a registration statement registering for resale the 2,666,667 shares of common stock we issued on June 15, 2021 is declared effective; and (vi) if, at any time on or after January 7, 2022, High Trail is unable to exercise such warrants due to the agreement described in clause (v), we agreed to pay High Trail, as liquidated damages, a cash payment that will be equal to (a) the weighted average price of our common stock on the date High Trail seeks to exercise any such warrants, minus the then-current exercise price of such warrants, multiplied by (b) the number of shares subject to the warrants that it then desires to exercise.

Corporate Information

Our principal executive offices are located at 37 East 18th Street, 7th Floor, New York, NY 10003, and our telephone number is (347) 676-1681.  Our website address is www.aterian.io.  Any information contained on, or that can be accessed through, our website is not incorporated by reference into, nor is it in any way part of this prospectus and should not be relied upon in connection with making any decision with respect to an investment in our securities.  We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain any of the documents filed by us with the SEC at no cost from the SEC’s website at http://www.sec.gov.

Risk Factors

Investing in our Common Stock involves a high degree of risk.  Before making an investment decision, you should carefully consider the risks described below, under “Risk Factors” in our most recent Annual Report on Form 10-K, as amended, or in any updates in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in or incorporated by reference into this prospectus, before deciding whether to purchase any of the Common Stock being offered in this prospectus. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.  The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities.

Our share price may be volatile. Market volatility may affect the value of an investment in our common stock and could subject us to litigation.

Technology stocks have historically experienced high levels of volatility. There has been and could continue to be significant volatility in the market price and trading volume of equity securities. For example, our closing stock price ranged from $3.63 to $47.66 per share from January 4, 2021 to August 17, 2021.The market price of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or perceived impact on our business due to the COVID-19 pandemic;
•	actual or anticipated fluctuations in our financial condition and operating results;
•	the financial projections we may provide to the public, and any changes in projected operational and financial results;
•	addition or loss of significant customers;
•	changes in laws or regulations applicable to our products;
•	actual or anticipated changes in our growth rate relative to our competitors;
•	announcements of technological innovations or new offerings by us or our competitors;
•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;
•	additions or departures of key personnel;
•	changes in our financial guidance or securities analysts’ estimates of our financial performance;
•	discussion of us or our stock price by the financial press and in online investor communities;
•	reaction to our press releases and filings with the SEC;
•	changes in accounting principles;
•	lawsuits threatened or filed against us;
•	fluctuations in operating performance and the valuation of companies perceived by investors to be comparable to us;
•	sales of our common stock by us or our stockholders;
•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
•	changes in laws or regulations applicable to our business;
•	changes in our capital structure, such as future issuances of debt or equity securities;
•	short sales, hedging and other derivative transactions involving our capital stock;

•	the expiration of contractual lock-up periods, including in connection with acquisition transactions;
•	sales of common stock by our executives;
•	other events or factors, including those resulting from pandemics, war, incidents of terrorism or responses to these events; and
•	general economic and market conditions.

Furthermore, in recent years, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, and technology companies in particular. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could also harm our business.

In addition, we recently experienced volatility in the market price of our common stock in connection with a report issued on May 4, 2021 by Culper Research, a self-proclaimed short seller. While we believe the report by Culper Research contains numerous false and misleading statements about our Company, and that it contains mischaracterizations and factual inaccuracies regarding our Company, our stock price has and may continue to experience volatility due to this report or similar reports issued in an attempt to negatively impact and manipulate our stock price for the benefit of short sellers or others.

A “short squeeze” due to a sudden increase in demand for shares of our common stock that largely exceeds supply could lead to extreme price volatility in shares of our common stock.

Investors may purchase shares of our common stock to hedge existing exposure or to speculate on the price of our common stock. Speculation on the price of our common stock may involve long and short exposures. To the extent aggregate short exposure exceeds the number of shares of our common stock available for purchase on the open market, investors with short exposure may have to pay a premium to repurchase shares of our common stock for delivery to lenders of our common stock. Those repurchases may in turn, dramatically increase the price of our common stock until additional shares of our common stock are available for trading or borrowing. This is often referred to as a “short squeeze.” A proportion of our common stock has been and may continue to be traded by short sellers which may increase the likelihood that our common stock will be the target of a short squeeze. A short squeeze could lead to volatile price movements in shares of our common stock that are unrelated or disproportionate to our operating performance or prospects and, once investors purchase the shares of our common stock necessary to cover their short positions, the price of our common stock may rapidly decline. Investors that purchase shares of our common stock during a short squeeze may lose a significant portion or all of their investment.

Due to the impact of the COVID-19 pandemic and related global shipping crisis, our management has expressed substantial doubt about our ability to continue as a going concern.

We have been affected by the impact of the COVID-19 pandemic and related global shipping crisis.  Together, these have led to substantial increases in the costs of shipping containers, which we rely on to import our goods. This has reduced the reliability and timely delivery of such shipping containers and has substantially increased our international inbound costs as well as last mile shipping costs on our oversized goods. These cost increases have been particularly substantial to oversized goods, which are a material part of our business.  The increased cost of the shipping containers has negatively impacted us in the three months ended June 30, 2021, and we currently believe it will continue to negatively impact us for at least the next six to nine months.  The reduced reliability and delivery of such shipping containers is forcing us to spend more on premium shipping to ensure space on board of the vessels, if at all, and the lack of reliability and timely delivery has further down supply chain impacts as it takes longer for containers to be offloaded and returned.   Further, this global shipping crisis is forcing us to increase our inventory on-hand, which negatively impacts our working capital. Third party last mile shipping partners, such as UPS and Fedex, continue to increase the cost of delivering goods to the end consumers as their delivery networks continue to be impacted by the COVID-19 pandemic. In addition, we may also be adversely impacted by rising costs of the commodity raw materials used to produce our products. The COVID-19 pandemic continues to bring uncertainty to consumer demand as price increases related to raw materials, the importing of goods, including tariffs, and the cost of delivering goods to consumers has led to inflation across the United States. Coupled with the recent reopening of the majority of the country, we have noticed changes to consumer buying habits which may have reduced demand for our products. As such, these impacts led us to breach our Adjusted EBITDA covenant for the three months ended June 30, 2021 with our lender, High Trail Investments SA LLC (“High Trail SA”) and High Trail Investments ON LLC (“High Trail ON” and, together with High Trail SA, “High Trail”). As of the date of this prospectus, we have secured a waiver from our lender, which will be effective upon us making certain cash payments to High Trail on August 9, 2021 and issuing shares of our common stock to High Trail by no later than August 11, 2021. See the disclosures in “Prospectus Summary—Recent Developments—High Trail Letter Agreements and Omnibus Amendment” for additional information. Further, due to these crises, we have reduced our forecast for the next twelve months.  We are working on various action items to help improve our financial forecasts and allow us to navigate through these crises. These actions include, but are not limited to, new third party vendors for shipping containers, renegotiation of rates with third party last mile providers, the postponement or cancellation of some or all of our product launches and the reduction of fixed costs. As there can be no assurance that these action items along with our operating forecast for the twelve months following the issuance of the accompanying consolidated financial statements will be attained such that we will be able to maintain compliance with our Adjusted EBITDA covenant and liquidity covenants due to the timing of working capital as part of the waiver with its lender, these negative financial conditions raise substantial doubt about our ability to continue as a going concern.

We are in active conversations with our lender.  Management plans to continue to closely monitor our operating forecast and may pursue additional sources of financing and/or capital to fund our operations or to continue our merger and acquisition strategy.  If we are unable to improve our operating results, secure waivers from our lender, and/or obtain additional sources of financing and capital on acceptable terms (if at all) for our merger and acquisition strategy, we may have to make significant changes to our operating plan, such as delay expenditures, reduce investments in new products, delay the development of our software, reduce our sale and distribution infrastructure, or otherwise significantly reduce the scope of our business.

Our business, including our costs and supply chain, is subject to risks associated with sourcing, manufacturing, shipping, importing and warehousing.

We currently source all of the products we offer from third-party vendors and, as a result, we may be subject to price fluctuations or supply disruptions. Our operating results would be negatively impacted by increases in the prices of our products, and we have no guarantees that prices will not rise. For example, in the first half of 2021, global prices for commodities such as plastic, aluminum, copper and steel have increased significantly. In addition, as we expand into new categories and product types, we expect that we may not have strong purchasing power in these new areas, which could lead to higher costs than we have historically seen in our current categories. In a number of instances, we have not be able to pass increased costs on to customers, which has adversely affected our operating results. Moreover, in the event of a significant disruption in the supply of raw materials used in the manufacture of our products, the vendors that we work with might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price. For example, natural disasters, unforeseen public health crises, such as epidemics and pandemics, have in the past increased raw material costs, impacting pricing with certain of our vendors, and caused shipping delays for certain of our products. As a result, our ability to receive inbound inventory efficiently and ship merchandise to clients has been negatively affected by such natural disasters, pandemics, labor disputes, acts of war or terrorism, and similar factors, whether occurring in the United States or internationally. For example, we receive and warehouse a portion of our inventory in California. If any such disaster were to impact this facility, our operations would be disrupted. In addition, these types of events could negatively impact consumer spending in the impacted regions. We rely on the business continuity plans of third parties to operate during natural disasters or pandemics, like the COVID-19 pandemic, and we have limited ability to influence their plans. The sourcing, manufacturing, importing or warehousing of our products could be significantly disrupted if a third-party does not have a business continuity plan or such business continuity plan does not adequately support our products or operations. Further capacity fluctuations driven by various factors such as seasonality, tariffs, fuel-related regulations affecting the shipping industry, hedging or other factors can cause importing delays, which can lead to volatility in ocean freight rates and availability, causing us to incur additional expense and adversely affecting our operating results. In addition, our third-party warehouse providers may not have sufficient capacity to store our goods or may seek to increase our pricing rates. Any delays, interruption, damage to or increased costs in the manufacture of the product we offer could result in higher prices to acquire the product or non-delivery of product altogether and could adversely affect our operating results.

In addition, we cannot guarantee that product we receive from vendors will be of sufficient quality or free from damage or defects, or that such merchandise will not be damaged during shipping or storage. While we take measures to ensure product quality and avoid damage, including evaluating vendor facilities, operations and product samples, conducting inventory inspections and inspecting returned product, we cannot control merchandise while it is out of our possession or prevent all damage while in our distribution centers. We may incur additional expenses and our reputation could be harmed if clients and potential clients believe that our merchandise is not of high quality or may be damaged.

Our current acquisition strategy may be limited by our ability to raise the funding we need to continue to support our growth strategy.

We may not be able to continue to acquire the financing needed in order to pursue our current acquisition strategy. The success of our business depends, in part, on our ability to invest significant resources in research, development of our proprietary technology platform, and product development, including through acquisitions. As we continue to make investments to grow our business, we may require additional funds from investors secured through issuances of equity or convertible debt securities. The debt we incur, at times, in order to retain these funds may negatively impact our financial conditions or operating results and may require the use of warrants and contain other terms such as the payment of stock instead of cash in the event of a default, which could be dilutive to stockholders. Consequently, investors or lenders may determine that our debt to equity ratio is unfavorable to their lending strategy and decide to forego financing, which could adversely affect our future operating results and ability to sustain profitability. In addition, sellers of acquisition targets may expect a larger component of deal consideration to be paid in cash instead of our common stock.

Use of Proceeds

We will receive no proceeds from the sale of the Shares by the Selling Stockholders.

The Selling Stockholders will pay any underwriting discounts, selling commissions or transfer taxes incurred in disposing of the Shares and the expenses of any attorney or other advisor they decide to employ.  We will bear all other costs, fees and expenses incurred in effecting the registration of the Shares covered by this prospectus.  These may include, without limitation, all registration, filing, stock exchange fees, printing expenses, all fees and expenses of complying with applicable securities laws and the fees and disbursements of our counsel and of our independent accountants and reasonable fees.

Selling Stockholders

Unless the context otherwise requires, as used in this prospectus, “Selling Stockholders” includes the selling stockholders listed below and donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge or other non-sale related transfer.

We have prepared this prospectus to allow the Selling Stockholders or their successors, assignees or other permitted transferees to sell or otherwise dispose of, from time to time, up to 2,722,075 shares of our Common Stock, which were previously issued to the Selling Stockholders.

Pursuant to the terms of the Securities Purchase Agreement, we issued an aggregate of 2,666,667 shares of Common Stock to the Selling Stockholders other than Nadav Zohar and Andrew Blecher. Pursuant to the terms of the Referral SPA, we issued an aggregate of 44,217 shares of Common Stock to Nadav Zohar. Pursuant to the terms of the Contractor SPA, we issued an aggregate of 11,191 shares of Common Stock to Andrew Blecher.

The Shares were issued or will be issuable to the Selling Stockholders in reliance on the exemption from securities registration in Section 4(a)(2) under the Securities Act and Rule 506 promulgated thereunder or Regulation S, to the extent applicable.

The shares of Common Stock to be offered by the Selling Stockholders are “restricted” securities under applicable federal and state securities laws and are being registered under the Securities Act to give the Selling Stockholders the opportunity to sell these shares publicly.  The registration of these shares does not require that any of the shares be offered or sold by the Selling Stockholders.  Subject to these resale restrictions, the Selling Stockholders may from time to time offer and sell all or a portion of their shares indicated below in privately negotiated transactions or on the Nasdaq Capital Market or any other market on which our common stock may subsequently be listed.

The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best effort basis.  To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offering will be set forth in a prospectus supplement.  See the section of this prospectus entitled “Plan of Distribution”.  The Selling Stockholders and any agents or broker-dealers that participate with the Selling Stockholders in the distribution of registered shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act.

No estimate can be given as to the amount or percentage of Common Stock that will be held by the Selling Stockholders after any sales made pursuant to this prospectus because the Selling Stockholders are not required to sell any of the Shares being registered under this prospectus.  The following table assumes that the Selling Stockholders will sell all of the Shares listed in this prospectus.

Unless otherwise indicated in the footnotes below, no Selling Stockholder has had any material relationship with us or any of our affiliates within the past three years other than as a security holder.

We have prepared this table based on written representations and information furnished to us by or on behalf of the Selling Stockholders.  Since the date on which the Selling Stockholders provided this information, the Selling Stockholders may have sold, transferred or otherwise disposed of all or a portion of the shares of common stock in a transaction exempt from the registration requirements of the Securities Act.  Unless otherwise indicated in the footnotes below, we believe that: (1) none of the Selling Stockholders are broker-dealers or affiliates of broker-dealers, (2) no Selling Stockholder has direct or indirect agreements or understandings with any person to distribute their Shares, and (3) the Selling Stockholders have sole voting and investment power with respect to all Shares beneficially owned, subject to applicable community property laws.  To the extent any Selling Stockholder identified below is, or is affiliated with, a broker-dealer, it could be deemed, individually but not severally, to be an “underwriter” within the meaning of the Securities Act.  Information about the Selling Stockholders may change over time.  Any changed information will be set forth in supplements to this prospectus, if required.

The following table sets forth information with respect to the beneficial ownership of our common stock held, as of August 5, 2021, by the Selling Stockholders and the number of Shares being registered hereby and information with respect to shares to be beneficially owned by the Selling Stockholders after completion of the offering of the shares for resale.  We have determined beneficial ownership in accordance with the rules of the SEC.  The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the persons named below The percentages in the following table reflect the shares beneficially owned by the Selling Stockholders as a percentage of the total number of shares of common stock outstanding as of August 5, 2021.  As of such date, 35,734,767 shares of common stock were outstanding.

	Shares Beneficially Owned Before this Offering (1)		Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus	Shares Beneficially Owned After this Offering (1)(2)
	Number	%	Number	Number	%
Beneficial Owner Name
Sabby Volatility Warrant Master Fund, Ltd. (3)	400,000	1.1	400,000	—	—
Granite Point Capital Master Fund, LP (4)	150,000	*	150,000	—	—
Cavalry Fund I LP (5)	50,000	*	50,000	—	—
Cavalry Special Ops Fund LLC (6)	50,000	*	50,000	—	—
Columbus Capital Partners, LP (7)	199,434	*	130,000	69,434	*
EJS Galatee Holdings (8)	20,733	*	20,733	—	—
Sphera Small Cap Fund, L.P (9)	60,633	*	33,333	27,300	*
Sphera Master Fund LP (10)	379,266	1.1	379,266	—	—
Colibri Fund Limited Partnership (11)	98,334	*	98,334	—	—
Aram Gmulim Provident Fund Management LTD (12)	10,567	*	10,567	—	—
Gal provident fund management for teachers ltd (13)	40,098	*	40,098	—	—
Provident Fund of the employees of haifa municipality (14)	2,232	*	2,232	—	—
The Management Company of I.E.C. Workers Education Fund LTD (15)	6,353	*	6,353	—	—
Management company of the israeli judges study fund l.t.d (16)	2,634	*	2,634	—	—
K.S.M - keren hishtalmut le biochimaim ltd (17)	2,793	*	2,793	—	—
Kav Habriut-provident fund management ltd Israel (18)	14,309	*	14,309	—	—
Kelah-social workers study fund management company ltd (19)	6,222	*	6,222	—	—
Ha chevra le nihool kupat ha tagmulim ve ha pitzuim shel ovdey bank Leumi. (20)	46,317	*	46,317	—	—
Mishpetanim education fund for lawyers management company ltd (21)	3,567	*	3,567	—	—
Kranot Hishtalmut Le Morim ve Gananot Hevra Menahelet LTD (22)	172,115	*	172,115	—	—
OS- HEVRA LENIHUL KUPOT GEMEL LTD (23)	1,916	*	1,916	—	—
Yahav P.R.H Provident funds management company Ltd (24)	1,579	*	1,579	—	—
Wesure insurance company ltd (25)	2,649	*	2,649	—	—
Yahav physicians Management Company for Provident Funds Ltd (26)	11,610	*	11,610	—	—
Further education fund for liberal arts and social science Ltd (27)	8,039	*	8,039	—	—
Pareto Optimum L.P. (28)	33,500	*	33,500	—	—
Pareto Equity L.P. (29)	33,500	*	33,500
Meitav Dash Provident Funds and Pension Ltd (30)	266,667	*	266,667	—	—
Yelin - Lapidot Provident Funds Management Ltd. (31)	133,334	*	133,334	—	—
Orocom Strategies LTD (32)	50,000	*	50,000	—	—
Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B (33)	75,000	*	75,000	—	—
Alpha Capital Anstalt (34)	66,667	*	66,667	—	—
CVI Investments, Inc. (35)	100,000	*	100,000	—	—
Altium Growth Fund, LP (36)	200,000	*	200,000	—	—

	Shares Beneficially Owned Before this Offering (1)		Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus	Shares Beneficially Owned After this Offering (1)(2)
	Number	%	Number	Number	%
Shay Capital LLC (37)	30,000	*	30,000	—	—
3i, LP (38)	33,333	*	33,333	—	—
Nadav Zohar (39)	44,217	*	44,217	—	—
Andrew Blecher (40)	11,191	*	,11,191	—	—
TOTAL	2,818,809	—	2,722,075	—	—

*	Denotes less than 1%
(1)

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to the warrants, options and other convertible securities held by that person that are currently exercisable or exercisable within 60 days (of May 20, 2021) are deemed outstanding.  Shares subject to warrants, options and other convertible securities, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2)

We do not know when or in what amounts a Selling Stockholder may offer shares for sale.  The Selling Stockholders may choose not to sell any or all of the shares offered by this prospectus.  Certain Selling Stockholders are subject to lock-up agreements which limits the ability of such Selling Stockholders to sell or otherwise transfer the shares of common stock beneficially owned.  Because the Selling Stockholders may offer all or some of the Shares pursuant to this offering, we cannot estimate the number of the Shares that will be held by the Selling Stockholders after completion of the offering.  However, for purposes of this table, we have assumed that, after completion of the offering, all of the Shares covered by this prospectus will be sold by the Selling Stockholders and that the Selling Stockholders do not acquire beneficial ownership of any additional shares.

(3)

Sabby Management, LLC serves as the investment manager of Sabby Volatility Warrant Master Fund, Ltd. Hal Mintz is the manager of Sabby Management, LLC and has voting and investment control of the securities held by Sabby Volatility Warrant Master Fund, Ltd. Each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership over the securities beneficially owned by Sabby Volatility Warrant Master Fund, Ltd., except to the extent of their respective pecuniary interest therein.

(4)	R. Scott Bushley is deemed to have power to vote or dispose of the securities held by Granite Point Capital Master Fund, LP.
(5)

Thomas Walsh is the managing member of Cavalry Fund I Management LLC, which is the general partner of Cavalry Fund I LP. As such, Mr. Walsh has voting control and investment discretion over the securities held by Cavalry Fund I LP and may be deemed to be the beneficial owner thereof.

(6)

Thomas Walsh is the managing member of Cavalry Fund I Management LLC, which is the general partner of Cavalry Special Ops Fund, LLC. As such, Mr. Walsh has voting control and investment discretion over the securities held by Cavalry Special Ops Fund, LLC and may be deemed to be the beneficial owner thereof.

(7)

Consists solely of shares of Common Stock, of which 130,000 were issued to Columbus Capital Partners, LP pursuant to the Securities Purchase Agreement. Columbus Capital Partners, L.P. is managed by Columbus Capital Management, LLC. Matthew D. Ockner has voting and investment control over the securities held by Columbus Capital Partners, L.P., and, accordingly, may be deemed to have beneficial ownership of such securities.

(8)	Sphera Funds Management Ltd. is the investment manager of EJS Galatee Holdings and Ron Senator has the authority to vote and manage the securities held by Sphera Funds Management Ltd.
(9)

Holdings consist solely of shares of Common Stock, of which 33,333 shares were issued to Sphera Small Cap Fund, L.P pursuant to the Securities Purchase Agreement. Ron Senator has voting and investment control over the securities held by Sphera Small Cap Fund, L.P.

(10)	Ron Senator has voting and investment control over the securities held by Sphera Master Fund LP.
(11)	Cran Mordechai is the natural control person that has authority to vote and dispose of the securities held by Colibri Fund Limited Partnership.
(12)	Michael Banvolgi is the natural control person that has authority to vote and dispose of the securities held by Aram Gmulim Provident Fund Management LTD.
(13)	Michael Banvolgi is the natural control person that has authority to vote and dispose of the securities held by Gal provident fund management for teachers ltd.
(14)	Michael Banvolgi is the natural control person that has authority to vote and dispose of the securities held by Provident Fund of the employees of haifa municipality.
(15)	Michael Banvolgi is the natural control person that has authority to vote and dispose of the securities held by The Management Company of I.E.C. Workers Education Fund LTD.
(16)	Michael Banvolgi is the natural control person that has authority to vote and dispose of the securities held by Management company of the israeli judges study fund l.t.d.
(17)	Michael Banvolgi is the natural control person that has authority to vote and dispose of the securities held by K.S.M - keren hishtalmut le biochimaim ltd.
(18)	Michael Banvolgi is the natural control person that has authority to vote and dispose of the securities held by Kav Habriut-provident fund management ltd Israel.
(19)	Michael Banvolgi is the natural control person that has authority to vote and dispose of the securities held by Kelah-social workers study fund management company ltd.
(20)	Michael Banvolgi is the natural control person that has authority to vote and dispose of the securities held by Ha chevra le nihool kupat ha tagmulim ve ha pitzuim shel ovdey bank Leumi.
(21)	Michael Banvolgi is the natural control person that has authority to vote and dispose of the securities held by Mishpetanim education fund for lawyers management company ltd.
(22)	Michael Banvolgi is the natural control person that has authority to vote and dispose of the securities held by Kranot Hishtalmut Le Morim ve Gananot Hevra Menahelet LTD.

(23)	Michael Banvolgi is the natural control person that has authority to vote and dispose of the securities held by OS- HEVRA LENIHUL KUPOT GEMEL LTD.
(24)	Michael Banvolgi is the natural control person that has authority to vote and dispose of the securities held by Yahav P.R.H Provident funds management company Ltd.
(25)	Michael Banvolgi is the natural control person that has authority to vote and dispose of the securities held by Wesure insurance company ltd.
(26)	Michael Banvolgi is the natural control person that has authority to vote and dispose of the securities held by Yahav physicians Management Company for Provident Funds Ltd.
(27)	Michael Banvolgi is the natural control person that has authority to vote and dispose of the securities held by Further education fund for liberal arts and social science Ltd.
(28)	Michael Banvolgi is the natural control person that has authority to vote and dispose of the securities held by Pareto Optimum L.P.
(29)	Michael Banvolgi is the natural control person that has authority to vote and dispose of the securities held by Pareto Equity L.P.
(30)

Meitav Dash Provident Funds and Pension Ltd. ("Meitav Dash") is Management of Provident and Pension Funds held in trust by a management company for the beneficiary of the plan holders in Israel. Decisions are made in accordance with the investment policy determined by the Meitav Dash's Investment Committee.

(31)	Dov Yelin and Yair Lapidot are the natural control persons that have the authority to vote and dispose of the securities held by Yelin - Lapidot Provident Funds Management Ltd.
(32)	Avi Halfon is the natural person with voting and dispositive power over the securities held by Orocom Strategies Ltd.
(33)

Ayrton Capital LLC, the investment manager to Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B, has discretionary authority to vote and dispose of the shares held by Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B and may be deemed to be the beneficial owner of these shares. Waqas Khatri, in his capacity as Managing Member of Ayrton Capital LLC, may also be deemed to have investment discretion and voting power over the shares held by Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B. Ayrton Capital LLC and Mr. Khatri each disclaim any beneficial ownership of these shares.

(34)

Consists of 66,667 shares of Common Stock issued to Alpha Capital Anstalt pursuant to the Securities Purchase Agreement. Konrad Ackermann has sole voting and dispositive power over the securities held for the account of Alpha Capital Anstalt.

(35)

Heights Capital Management, Inc., the authorized agent of CVI Investments, Inc. (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as the investment manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares.

(36)

Altium Capital Management, LP, the investment manager of Altium Growth Fund, LP, has voting and investment power over these securities. Jacob Gottlieb is the managing member of Altium Capital Growth GP, LLC, which is the general partner of Altium Growth Fund, LP. Each of Altium Growth Fund, LP and Jacob Gottlieb disclaims beneficial ownership over these securities.

(37)	Andrew Meehan is the natural control person that has authority to vote and dispose of the securities held by Shay Capital LLC.
(38)	Maier J. Tarlow is the manager of 3i Management LLC, which is the general partner of 3i, LP and in such capacity has the right to vote and dispose of the securities held by 3i, LP.
(39)	On July 15, 2021, Mr. Zohar entered into the Referral SPA with us, pursuant to which we issued an aggregate of 44,217 shares of Common Stock to Mr. Zohar.
(40)	On August 6, 2021, we entered into the Contractor SPA with Mr. Blecher pursuant to which we issued an aggregate of 11,191 shares of Common Stock to Mr. Blecher.

Plan of Distribution

We are registering the shares of Common Stock previously issued to the Selling Stockholders to permit the resale of these shares of Common Stock by the holders of the Shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Stockholders of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.

The Selling Stockholders may sell all or a portion of the shares of Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the shares of Common Stock are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting fees, discounts or commissions or agent’s commissions.  The shares of Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.  These sales may be effected in transactions, which may involve cross or block transactions:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•	in the over-the-counter market;
•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•	through the writing of options, whether such options are listed on an options exchange or otherwise;
•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	in block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	in an exchange distribution in accordance with the rules of the applicable exchange;
•	in privately negotiated transactions;
•	in short sales;
•	through the distribution of the Common Stock by any Selling Stockholder to its partners, members or stockholders;
•	through one or more underwritten offerings on a firm commitment or best efforts basis;
•	in sales pursuant to Rule 144;
•	whereby broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
•	in a combination of any such methods of sale; and
•	in any other method permitted pursuant to applicable law.

If the Selling Stockholders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).  In connection with sales of the shares of Common Stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume.  The Selling Stockholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The Selling Stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares. The Selling Stockholders may pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.  The Selling Stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders, individually and not severally, and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.  At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.  The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares of Common Stock against certain liabilities, including liabilities arising under the Securities Act.

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

The aggregate proceeds to the Selling Stockholders from the sale of the Common Stock offered will be the purchase price of the Common Stock less discounts or commissions, if any. The Selling Stockholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Common Stock to be made directly or through agents. There can be no assurance that any Selling Stockholder will sell any or all of the shares of Common Stock registered pursuant to the registration statement of which this prospectus forms a part.

The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the Selling Stockholders and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock.  All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We will incur costs, fees and expenses in effecting the registration of the Shares covered by this prospectus, estimated to be approximately $110,000 in total, including, without limitation, all registration, filing, stock exchange fees, printing expenses, all fees and expenses of complying with applicable securities laws and the fees and disbursements of our counsel and of our independent registered public accounting firm and reasonable fees; provided, however, that a Selling Stockholder will pay all underwriting discounts, selling commissions or transfer taxes, if any.

Once sold under the registration statement, of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

Description of Capital Stock

The following description of the material terms of our capital stock is not complete and may not contain all the information you should consider before investing in our capital stock. For a complete description of the matters set forth in this “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, as amended (the “Certificate of Incorporation”) and our second amended and restated bylaws (the “Bylaws”), copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. Our authorized capital stock consists of 500,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value per share.

As of August 5, 2021, there were 35,734,767 shares of our common stock outstanding held by approximately 205 stockholders of record, not including beneficial holders whose shares are held in names other than their own, and no shares of our convertible preferred stock outstanding.

The following is a summary of the material provisions of the common stock provided for in our Certificate of Incorporation and Bylaws.  For additional detail about our capital stock, please refer to our Certificate of Incorporation and Bylaws.

Common Stock

Dividend Rights

Dividends may be declared and paid on our Common Stock if, as and when determined by our board of directors (the “Board”), subject to any preferential dividend or other rights of any then outstanding preferred stock and to the requirements of applicable law. Pursuant to the Purchase Agreement and the Notes, we are prohibited from paying any dividends without the prior written consent of High Trail Investments SA LLC (“HT SA”) or High Trail Investments ON LLC (“HT ON”).

Voting Rights

Holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders.  We have not provided for cumulative voting for the election of directors in our Certificate of Incorporation.  Accordingly, the holders of a majority of the outstanding shares of Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any outstanding preferred stock may be entitled to elect.  Our Certificate of Incorporation establishes a classified Board that is divided into three classes with staggered three-year terms.  Only the directors in one class will be subject to election at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.  Our Certificate of Incorporation and Bylaws also provide that our directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon.  In addition, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon is required to amend or repeal, or to adopt any provision inconsistent with, several of the provisions of our Certificate of Incorporation.  See the section of this prospectus entitled “Description of Capital Stock—Anti-Takeover Provisions” for additional details regarding the anti-takeover provisions of our amended and restated certificate of incorporation and amended and restated bylaws.

MV II, LLC, Dr. Larisa Storozhenko and Mr. Maximus Yaney (collectively, the “Designating Parties”) have entered into a voting agreement with Asher Delug and us (the “Restated Voting Agreement”), pursuant to which each of the Designating Parties agreed to relinquish the right to vote their shares of capital stock of, and any other equity interest in, us (collectively, the “Voting Interests”) by granting our Board the sole right to vote all of the Voting Interests as the Designating Parties’ proxyholder.  Pursuant to the proxy granted by the Designating Parties, our Board is required to vote all of the Voting Interests in direct proportion to the voting of the shares and equity interests voted by all holders other than the Designating Parties.  The proxy granted by the Designating Parties under the Restated Voting Agreement is irrevocable.  In addition, the Restated Voting Agreement proxyholder may not be changed unless we receive the prior approval of The Nasdaq Stock Market LLC.  The Restated Voting Agreement became effective on June 12, 2019 and will continue until the earlier to occur of (i) a Deemed Liquidation Event unless, immediately upon such Deemed Liquidation Event, our common stock is and remains listed on The Nasdaq Stock Market LLC, or (ii) Mr. Yaney’s death.  Through the Restated Voting Agreement, our board of directors will have voting power over an aggregate of 3,748,616 shares of our common stock through shares of common stock held by the Designating Parties.  As of August 5, 2021, the Designating Parties held 3,748,616 shares of our Common Stock, or 10.5% of our outstanding shares of Common Stock.

9830 Macarthur LLC (“9830”) has entered into a Lock-Up, Voting and Standstill Agreement with us (the “December Lock-Up”), pursuant to which, until December 1, 2025, 9830 agreed that for so long as it and its affiliates collectively beneficially own any of our voting securities, except pursuant to a negotiated transaction with 9830 approved by the Board, 9830 will not (and will cause its affiliates not to) in any manner, directly or indirectly, among other things: (i) make, effect, initiate, cause or participate in (a) any acquisition of beneficial ownership of any of our securities or any securities of any subsidiary or other affiliate of us if such acquisition would result in 9830 and its affiliates collectively beneficially owning 25% or more of our then outstanding voting securities, (b) any Company acquisition transaction, (c) any “solicitation” of “proxies” (as those terms are defined in Rule 14a-1 of the General Rules and Regulations under the Exchange Act) or consents with respect to any of our securities, or (d) frustrate or seek to frustrate any Company acquisition transaction proposed or endorsed by us; (ii) recommend, nominate or seek to nominate any person to the Board or otherwise act, alone or in concert with others, to seek to control or influence the management, the Board or policies or governance of the Company; (iii) demand an inspection of the Company’s books and records whether pursuant to Section 220 of the General Corporation Law of the State of Delaware (the DGCL”) or otherwise; (iv) institute, solicit, assist or join any litigation, arbitration or other proceeding against or involving us or any of our current or former directors or officers (including derivative actions); or (v) agree or offer to take, or encourage or propose (publicly or otherwise) the taking of, any of the foregoing actions, or assist, induce or encourage any other person to take any of the foregoing actions. In addition, pursuant to the December Lock-Up and at all times prior to the termination date thereunder, 9830 shall timely vote in person or by proxy at each annual or special meeting of our stockholders all shares of common stock held by 9830 in accordance with the recommendations of the Board on each matter presented to our stockholders at such meeting or in any consent solicitation as set forth in the applicable definitive proxy statement, including without limitation the election, removal and/or replacement of directors.

Healing Solutions, LLC (“Healing Solutions”) has entered into a Lock-Up, Voting and Standstill Agreement with us (the “February Lock-Up”), pursuant to which, until August 2, 2021, Healing Solutions agreed that for so long as it and its affiliates collectively beneficially own any of our voting securities, except pursuant to a negotiated transaction with Healing Solutions approved by the Board, Healing Solutions will not (and will cause its affiliates not to) in any manner, directly or indirectly, among other things: (i) make, effect, initiate, cause or participate in (a) any acquisition of beneficial ownership of any of our securities or any securities of any subsidiary or other affiliate of us if such acquisition would result in Healing Solutions and its affiliates collectively beneficially owning 15% or more of our then outstanding voting securities, (b) any Company acquisition transaction, (c) any “solicitation” of “proxies” (as those terms are defined in Rule 14a-1 of the General Rules and Regulations under the Exchange Act) or consents with respect to any of our securities or (d) frustrate or seek to frustrate any Company acquisition transaction proposed or endorsed by us; (ii) recommend, nominate or seek to nominate any person to the Board or otherwise act, alone or in concert with others, to seek to control or influence the management, the Board or policies or governance of the Company; (iii) demand an inspection of the Company’s books and records whether pursuant to Section 220 of the DGCL or otherwise; (iv) institute, solicit, assist or join any litigation, arbitration or other proceeding against or involving us or any of our current or former directors or officers (including derivative actions); or (v) agree or offer to take, or encourage or propose (publicly or otherwise) the taking of, any of the foregoing actions, or assist, induce or encourage any other person to take any of the foregoing actions. In addition, pursuant to the February Lock-Up and at all times prior to the termination date thereunder, Healing Solutions shall timely vote in person or by proxy at each annual or special meeting of our stockholders all shares of common stock held by Healing Solutions in accordance with the recommendations of the Board on each matter presented to our stockholders at such meeting or in any consent solicitation as set forth in the applicable definitive proxy statement, including without limitation the election, removal and/or replacement of directors.

On May 5, 2021, Squatty Potty, LLC (“Squatty Potty”) entered into a Voting and Standstill Agreement with us (the “Squatty Potty Lock-Up”), pursuant to which, until May 5, 2023, Squatty Potty agreed that for so long as it and its affiliates collectively beneficially own any of our voting securities, except pursuant to a negotiated transaction with

Squatty Potty approved by the Board, Squatty Potty will not (and will cause its affiliates not to) in any manner, directly or indirectly, among other things: (i) make, effect, initiate, cause or participate in (a) any acquisition of beneficial ownership of any of our securities or any securities of any subsidiary or other affiliate of us if such acquisition would result in Squatty Potty and its affiliates collectively beneficially owning 15% or more of our then outstanding voting securities, (b) any Company acquisition transaction, (c) any “solicitation” of “proxies” (as those terms are defined in Rule 14a-1 of the General Rules and Regulations under the Exchange Act) or consents with respect to any of our securities or (d) frustrate or seek to frustrate any Company acquisition transaction proposed or endorsed by us; (ii) recommend, nominate or seek to nominate any person to the Board or otherwise act, alone or in concert with others, to seek to control or influence the management, the Board or policies or governance of the Company; (iii) demand an inspection of the Company’s books and records whether pursuant to Section 220 of the DGCL or otherwise; (iv) institute, solicit, assist or join any litigation, arbitration or other proceeding against or involving us or any of our current or former directors or officers (including derivative actions); or (v) agree or offer to take, or encourage or propose (publicly or otherwise) the taking of, any of the foregoing actions, or assist, induce or encourage any other person to take any of the foregoing actions. In addition, pursuant to the Squatty Potty Lock-Up and at all times prior to the termination date thereunder, Squatty Potty shall timely vote in person or by proxy at each annual or special meeting of our stockholders all shares of common stock held by Squatty Potty in accordance with the recommendations of the Board on each matter presented to our stockholders at such meeting or in any consent solicitation as set forth in the applicable definitive proxy statement, including without limitation the election, removal and/or replacement of directors.

Photo Paper Direct Ltd, Josef Eitan (the “PPD Owner”) and Ran Nir (the “PPD Beneficial Owner”) have each entered into a Shareholder Agreement with us, pursuant to which, until May 5, 2026, the PPD Owner and the PPD Beneficial Owner each agreed that for so long as it and its affiliates collectively beneficially own any of our voting securities, except pursuant to a negotiated transaction with the PPD Owner or the PPD Beneficial Owner approved by the Board, the PPD Owner and the PPD Beneficial Owner will not (and will cause its affiliates not to) in any manner, directly or indirectly, among other things: (i) make, effect, initiate, cause or participate in (a) any acquisition of beneficial ownership of any of our securities or any securities of any subsidiary or other affiliate of us if such acquisition would result in the PPD Owner or the PPD Beneficial Owner and its respective affiliates collectively beneficially owning 15% or more of our then outstanding voting securities, (b) any Company acquisition transaction, (c) any “solicitation” of “proxies” (as those terms are defined in Rule 14a-1 of the General Rules and Regulations under the Exchange Act) or consents with respect to any of our securities or (d) frustrate or seek to frustrate any Company acquisition transaction proposed or endorsed by us; (ii) recommend, nominate or seek to nominate any person to the Board or otherwise act, alone or in concert with others, to seek to control or influence the management, the Board or policies or governance of the Company; (iii) demand an inspection of the Company’s books and records whether pursuant to Section 220 of the DGCL or otherwise; (iv) institute, solicit, assist or join any litigation, arbitration or other proceeding against or involving us or any of our current or former directors or officers (including derivative actions); or (v) agree or offer to take, or encourage or propose (publicly or otherwise) the taking of, any of the foregoing actions, or assist, induce or encourage any other person to take any of the foregoing actions. In addition, pursuant to the Shareholder Agreements and at all times prior to the termination date thereunder, the PPD Owner and the PPD Beneficial Owner shall each timely vote in person or by proxy at each annual or special meeting of our stockholders all shares of common stock held by the PPD Owner and the PPD Beneficial Owner in accordance with the recommendations of the Board on each matter presented to our stockholders at such meeting or in any consent solicitation as set forth in the applicable definitive proxy statement, including without limitation the election, removal and/or replacement of directors.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this prospectus will be, duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue up to 10,000,000 shares of our preferred stock in one or more series, to determine and fix from time to time the number of shares to be included in such series, and to fix the voting powers, designations, preferences and other rights, qualifications and restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences of such series, in each case without further vote or action by our stockholders.  Our board of directors can also increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding, without any further vote or action by our stockholders.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock.  The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.  We have no current plans to issue any shares of preferred stock.

Warrants

As of August 5, 2021, warrants to purchase an aggregate of 5,640,565 shares of our common stock with a weighted-average exercise price of $20.34 were outstanding.  All of our outstanding warrants contain provisions for the adjustment of the exercise price in the event of stock dividends, stock splits or similar transactions.  In addition, certain of the warrants contain a “cashless exercise” feature that allows the holders thereof to exercise the warrants without a cash payment to us under certain circumstances.

On February 2, 2021, we issued a warrant to purchase an aggregate of 469,931 shares of Common Stock with an initial exercise price of $25.10 per share (the “February Warrant”). On February 9, 2021, we issued a warrant to purchase an aggregate of 750,000 shares of Common Stock with the initial exercise price of $33.56 per share (the “Additional Warrant”). On April 8, 2021, we issued warrants to purchase an aggregate of 2,259,166 shares of Common Stock with an initial exercise price of $31.74 per share (the “April Warrants”).  The February Warrant, the Additional Warrant and the April Warrants each include a provision that gives us the right to require the holder to exercise the February Warrant, the Additional Warrant or the April Warrants if the price of our Common Stock exceeds 200% of the exercise price of the February Warrant, the Additional Warrant or the April Warrants, respectively, for 20 consecutive trading days and certain other conditions are satisfied.

On August 9, 2021, we entered into the Letter Agreements and the Omnibus Amendment pursuant to which, among other things, the exercise prices of the February Warrant, the Additional Warrant and the April Warrants will be modified to be equal to the lesser of: (X) the closing price of our common stock on August 9, 2021, or (Y) the VWAP of our common stock on August 9, 2021. See the section of this prospectus entitled “Prospectus Summary—Recent Developments—High Trail Letter Agreements and Omnibus Amendment” for additional detail.

Convertible Promissory Notes

On April 8, 2021, we entered into a securities purchase and exchange agreement with HT SA and HT ON, pursuant to which we, among other things, issued and sold in a private placement transaction senior secured promissory notes in an aggregate principal amount of $110.0 million (the “Notes”). As of August 5, 2021, the Notes were outstanding with an aggregate outstanding principal amount of $110.0 million. The Notes are a senior secured obligation of ours and rank senior to all of our indebtedness. The Notes do not have any amortization payments.

We may redeem all (but not less than all) of each Note at a price of 110% of the then-outstanding principal amount if the Note is redeemed prior to April 8, 2022, 108% of the then-outstanding principal amount if the Note is redeemed on or after April 8, 2022 but prior to April 8, 2023 and 104% of the then-outstanding principal amount if the Note is redeemed on or after April 8, 2023.

Subject to certain exceptions, upon the completion of any equity financing, HT SA and HT ON may elect to require us to redeem (at par) a principal amount of the Notes. If HT SA and HT ON require us to redeem the Notes upon the completion of an equity financing, the aggregate principal amount of the Notes that we will redeem will be equal to no less than the greater of (i) 20% of the net proceeds of such equity financing, excluding net proceeds that will be used to make acquisitions, if any, and (ii) 5% of the net proceeds of such equity financing, in each case with an aggregate cap under all of the Notes of $5.5 million per financing.

If an event of default under the Notes occurs, HT SA and HT ON can elect to redeem the Notes for cash equal to 115% of the then-outstanding principal amount of the Notes, plus accrued and unpaid interest, which accrues at a rate per annum equal to 15% from the date of a default or event of default (the “Event of Default Acceleration Amount”). If we fail to pay the Event of Default Acceleration Amount in cash, then HT SA and HT ON may elect to redeem the Notes and receive the unpaid portion of the Event of Default Acceleration Amount entirely or partially in shares of Common Stock. The price for any shares issued to pay such Event of Default Acceleration Amount will be equal to 80% of the lesser of (i) the daily volume weighted average price (“VWAP”) on the date HT SA or HT ON deliver notice of its election to redeem the Notes for shares of Common Stock (the “Event of Default Stock Payment Date”), and (ii) the average of the lowest two daily VWAPs during the ten trading day period ending on such Event of Default Stock Payment Date (such price, the “Event of Default Price”). HT SA and HT ON also have the option of requiring us to redeem the Notes if we undergo a fundamental change for 105% of the then-outstanding principal amount of the Notes plus any accrued and unpaid interest thereon.

Until the later of (i) October 8, 2022, and (ii) the date the Notes are fully repaid, HT SA and HT ON will, subject to certain exceptions, have the right to participate for up to 40% of any debt, preferred stock or equity-linked financing of us or our subsidiaries and up to 10% of any Common Stock equity financing by us or any of our subsidiaries.

On August 9, 2021, we entered into the Letter Agreements and the Omnibus Amendment pursuant to which, among other things, HT SA and HT ON accelerated an aggregate of $18.7 million in principal amount of the Notes, which we agreed to pay in the form of $10.1 million in cash and $11.7 million in the form of shares of our Common Stock at the Event of Default Price. See the section of this prospectus entitled “Prospectus Summary—Recent Developments—High Trail Letter Agreements and Omnibus Amendment” for additional detail.

Anti-Takeover Provisions

Certain provisions of Delaware law, along with our Certificate of Incorporation and our Bylaws, all of which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.  These provisions are expected to discourage coercive takeover practices and inadequate takeover bids.  These provisions are also designed, in part, to encourage persons seeking to acquire control of our company to first negotiate with our board of directors.  However, these provisions could have the effect of delaying, discouraging or preventing attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Delaware Law

We are subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies.  Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.  Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder.  The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty by any of our directors, officers, employees or agents to us or our stockholders, creditors or other constituents; (3) any action asserting a claim against us arising pursuant to any provision of the DGCL or our Certificate of Incorporation or Bylaws; (4) any action to interpret, apply, enforce or determine the validity of our Certificate of Incorporation or Bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine.  The provision would not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.  The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.  Our Certificate of Incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision.

Certificate of Incorporation and Bylaw Provisions

Our Certificate of Incorporation and our Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes relating to the control of our board of directors or management team, including the following:

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Board of Directors Vacancies.  Our Certificate of Incorporation authorizes only our board of directors to fill vacant directorships, including newly created seats.  In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors.  These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees.  This makes it more difficult to change the composition of our board of directors and promotes continuity of management.

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Classified Board.  Our board of directors is divided into three classes.  The directors in each class will serve for a three-year term (other than the directors initially assigned to Class I whose term shall expire at our first annual meeting of stockholders following our initial public offering (“IPO”) and those assigned to Class II whose term shall expire to our second annual meeting of stockholders following our IPO), one class being elected each year by our stockholders.  This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

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Stockholder Meetings.  Our Bylaws provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president or by a resolution adopted by a majority of our board of directors, thus prohibiting a stockholder (in the capacity as a stockholder) from calling a special meeting.  These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

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Elimination of Stockholder Action by Written Consent.  Our Certificate of Incorporation and Bylaws eliminate the right of stockholders to act by written consent without a meeting.  As a result, a holder controlling a majority of our capital stock would not be able to amend our Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Bylaws.

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Advance Notice Requirements for Stockholder Proposals and Director Nominations.  Our Bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors.  Our Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice.  These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed.  We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

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No Cumulative Voting.  Our Certificate of Incorporation does not permit stockholders to cumulate their votes in the election of directors.  Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

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Directors Removed Only for Cause. Our Certificate of Incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

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Issuance of Undesignated Preferred Stock. The ability of our board of directors, without action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us.  These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

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Amendment of Charter Provisions. The amendment of any of the above provisions, except for the provisions making it possible for our board of directors to issue preferred stock or for our stockholders to cumulate their votes, would require approval by holders of at least two thirds of the total voting power of all of our outstanding voting stock.  The provisions of the DGCL, our Certificate of Incorporation and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts.  These provisions may also have the effect of preventing changes in the composition of our board and management.  It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Philadelphia Stock Transfer, Inc. The transfer agent and registrar’s address is 2320 Haverford Road, Suite 230, Ardmore, PA 19003.

Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “ATER”.

Legal Matters

The validity of the shares of our common stock being offered by this prospectus will be passed upon for us by Paul Hastings LLP, Palo Alto, California.

Experts

The financial statements, and the related financial statement schedule, incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2020, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Healing Solutions, LLC as of and for the year ended December 31, 2020, incorporated by reference in this prospectus and registration statement of Aterian, Inc., have been so incorporated by reference in reliance on the report of Mayer Hoffman McCann P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited financial statements of 9830, MacArthur, LLC & Subsidiaries Ecommerce Business under the Brands Mueller, Pursteam, Pohl and Schmitt and Spiralizer as of December 31, 2018 and 2020 have been incorporated by reference herein in reliance upon the report of Boeckermann Grafstrom & Mayer, LLC, an independent public accounting firm, have been incorporated by reference herein, upon the authority of said firm as experts in accounting and auditing.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Shares being offered under this prospectus.  This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement of which this prospectus is a part and the exhibits to such registration statement.  For further information with respect to us and the Common Stock offered by this prospectus, we refer you to the registration statement of which this prospectus is a part and the exhibits to such registration statement.  Statements contained in this prospectus as to the contents of any contract or any other document are not necessarily complete.  If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed.  Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC.  The address of that website is www.sec.gov.  You may also request a copy of these filings, at no cost, by writing us at 37 East 18th Street, 7th Floor, New York, NY 10003 or telephoning us at (347) 676-1681.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, file periodic reports, proxy statements and other information with the SEC.  These periodic reports, proxy statements and other information are available at the website of the SEC referred to above.  We also maintain a website at www.aterian.io.  You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC.  Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and persons controlling us pursuant to the provisions described in Item 14 of the registration statement of which this prospectus is a part or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.  In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our directors, officers, or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by our directors, officers, or controlling persons in connection with the common stock being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

Incorporation of Certain Information by Reference

The SEC allows us to incorporate by reference the information and reports we file with it, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus. We are incorporating by reference the documents listed below, which we have already filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 16, 2021;
•	our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, filed with the SEC on April 29, 2021;

•our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the SEC on May 11, 2021;

•our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 9, 2021;

•our Current Reports on Form 8-K filed with the SEC on February 3, 2021, February 9, 2021, March 8, 2021 (other than with respect to Item 2.02 and Exhibit 99.1 thereof), March 26, 2021, April 2, 2021, April 9, 2021, April 30, 2021 (other than with respect to Item 7.01 and Exhibit 99.1 thereof), May 5, 2021,  May 11, 2021, June 1, 2021, June 16, 2021, July 7, 2021 July 30, 2021 and August 10, 2021;

•our Current Reports on Form 8-K/A filed with the SEC on April 20, 2021 and May 14, 2021; and
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the description of our Common Stock set forth in our Registration Statement on Form 8-A (File No. 001-38937), filed with the SEC on June 11, 2019, including any amendments or reports filed for the purpose of updating such description.

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including those made after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of such registration statement, until we file a post-effective amendment that indicates the termination of the offering of the securities made by this prospectus and such future filings will become a part of this prospectus from the respective dates that such documents are filed with the SEC. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Documents incorporated by reference are available from us, without charge. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone at the following address:

Aterian, Inc.

37 East 18th Street, 7th Floor

New York, New York 10003

Attn: Corporate Secretary

Phone: (347) 676-1681

You also may access these filings on our Internet site at https://aterian.io. Our web site and the information contained on that site, or connected to that site, are not incorporated into this prospectus or the registration statement of which this prospectus is a part.

This prospectus is part of a registration statement we filed with the SEC. We have incorporated exhibits into the registration statement of which this prospectus is a part. You should read the exhibits carefully for provisions that may be important to you.

Neither we nor the selling stockholder authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under the circumstances and in the jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the selling stockholder is not, making an offer of these securities in any jurisdiction where such offer is not permitted.

Aterian, Inc.

2,722,075 Shares of Common Stock

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PROSPECTUS

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August 18, 2021